EXHIBIT 11

                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

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           The  Corporation's  reported earnings of $0.97 per share for the year ended December 31, 1996 takes into account the dilutive effect of the corporation's outstanding common stock equivalents, namely, stock options and mandatory stock purchase contracts ("Equity Contracts").

           The dilution results from the calculation of adjustments to both the number of weighted shares outstanding and the Corporation's net income for 1996. Weighted average shares outstanding were computed using the Modified Treasury Stock Method. The average market price of $16.17 per share for the Corporation's common stock during 1996 exceeded the exercise prices of outstanding stock options and Equity Contracts. Stock options totalling 302,215 shares are exercisable at prices ranging from $6.83 to $17.13 per share were included in the application of the modified treasury method. The Equity Contracts require the purchase of $5 million of common stock on or before November 1, 1997, and contemplate the issuance of 511,770 shares of common stock at a price of $9.77 per share (number of shares and price have been adjusted as a result of stock dividends).

           Under the modified treasury stock method, the assumed aggregate proceeds from exercise are applied in two steps. First, the funds are applied in two steps. First, the funds are applied to repurchase common shares at the average market price during the period but not to exceed 20 percent of the outstanding shares. Second, the remaining funds were applied to reduce the Corporation's outstanding 8.5% subordinated debentures due November 1, 1998 ("Debentures"). Interest income (net of tax effect) was also calculated, utilizing an assumed 6.0% rate payable on the debentures, and added to the Corporation's 1996 net income.

           Net income as so increased was divided by the increased number of weighted shares outstanding to arrive at the reported earnings per share of $0.97.

           The Corporation's reported earnings of $1.04 per share for the year ended December 31, 1995 also takes into account the dilutive effect of the Corporation's outstanding common stock equivalents, namely, stock options and mandatory stock purchase contracts ("Equity Contracts").

           The dilution results from the calculation of adjustments to both the number of weighted shares outstanding and the Corporation's net income for 1995. Weighted average shares outstanding were also computed using the Modified Treasury Stock Method. The average market price of $12.88 per share for the Corporation's common stock during 1995 exceeded the exercise prices of outstanding stock options and Equity Contracts. Stock options to purchase a total of 98,110 shares are exercisable at prices ranging from $5.37 to $11.75 per share. The equity contracts require the purchase of $5 million of common stock on or before November 1, 1997, and contemplate the issuance of 511,770 shares of common stock at a price of $9.77 per share (number of shares and price have been adjusted as a result of 1995 and 1996 stock dividends).

           Under the modified treasury stock method, the assumed aggregate proceeds from exercise are applied in two steps. First, the funds are applied to repurchase common shares at the average market price during the period but not to exceed 20 percent of the outstanding shares. Second, the remaining funds were applied to reduce the Corporation's outstanding 8.5% subordinated debentures due November 1, 1998 ("Debentures"). Interest foregone (net of tax effect) was also calculated, utilizing an assumed 8.5% rate payable on the debentures, and added to the Corporation's 1995 net income.

           Net income as so increased was divided by the increased number of weighted shares outstanding to arrive at the reported earnings per share of $1.04.

           Earnings per share for 1994 was not affected by outstanding Equity Contracts and stock options because the effect upon earnings per share of considering those common stock equivalents would be immaterial or anti-dilutive for those years.